Exhibit 99.4

PERFORMANCE-BASED RESTRICTED STOCK UNIT AWARD AGREEMENT
UNDER THE COLLEGIUM PHARMACEUTICAL, INC.
2026 inducement PLAN

Name of Grantee:	_______________________________

No. of Restricted Stock Units:	________________

Grant Date:	________________

Vesting Date:	Vesting Schedule: With respect to each Fiscal Year Performance Period, upon the determination by the Administrator of the achievement, if any, of the fiscal year performance objectives for the applicable Fiscal Year Performance Period.

With respect to the Cumulative Performance Period, upon the determination by the Administrator of the achievement, if any, of the cumulative performance objectives (such date the “Final Vesting Date”).

Pursuant to the Collegium Pharmaceutical, Inc. 2026 Inducement Plan, as amended through the date hereof (the “Plan”), Collegium Pharmaceutical, Inc. (the “Company”) hereby grants an award of the number of Restricted Stock Units listed above (an “Award”) to the Grantee named above. Each Restricted Stock Unit shall relate to one share of Common Stock, par value $0.001 per share (the “Stock”) of the Company. For the avoidance of doubt, this Award is not issued under the Company’s 2025 Equity Incentive Plan, as amended from time to time, and does not reduce the share reserve under such equity plan. This Award has been granted as an inducement pursuant to Rule 5635(c)(4) of the Marketplace Rules of The Nasdaq Stock Market LLC.

1.              Restrictions on Transfer of Award. This Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of by the Grantee, and any shares of Stock issuable with respect to the Award may not be sold, transferred, pledged, assigned or otherwise encumbered or disposed of until (i) the Restricted Stock Units have vested as provided in Paragraph 2 of this Agreement and (ii) shares of Stock have been issued to the Grantee in accordance with the terms of the Plan and this Agreement.

2.              Vesting of Restricted Stock Units. Subject to the terms and conditions set forth herein and in the Plan, a percentage of the Restricted Stock Units equal to the Payout Level (as defined on Exhibit A) shall become vested, if at all, provided that the Grantee remains continuously employed by the Company from the Grant Date through the Vesting Date, except to the extent that vesting occurs pursuant to Sections 2(a) or (b).  Any Restricted Stock Units that are determined to have not vested shall be immediately forfeited.  The determination by the Administrator of the number of shares deliverable to the Grantee shall be binding on the Grantee and conclusive for all purposes.  Solely for purposes of this Agreement, employment with the Company will be deemed to include employment with any Subsidiary of the Company (for only so long as such entity remains a Subsidiary of the Company).

(a)            Death or Disability.  If the Participant ceases to be employed by the Company prior to the Vesting Date as a result of his death or Disability (within the meaning of Section 22(e)(3) of the Code), the percentage of the Restricted Stock Units equal to the applicable Payout Level, if any, shall become vested as of the date of his death or Disability (within the meaning of Section 22(e)(3) of the Code).

(b)            Termination by the Company without Cause or Resignation for Good Reason following a Sale Event.  Notwithstanding the terms of any written agreement between the Company and the Participant, if the Participant ceases to be employed by the Company prior to the Vesting Date as a result of his termination by the Company (or its successor) without Cause or his resignation for Good Reason, in either case within twelve (12) months following a Sale Event, then the percentage of the Restricted Stock Units that shall become vested, if at all, as of the date of such cessation of employment shall be equal to the Payout Level.  Notwithstanding any other provision of this Agreement, any vesting of Restricted Stock Units pursuant to this Paragraph 2(b) is conditioned upon the Grantee’s execution during the applicable release review period (but no longer than 60 days following such termination of employment), and non-revocation, of a written release (in such form reasonably prescribed by the Company or in substantially the form attached to an employment agreement entered into by and between the Grantee and the Company or any of its affiliates) of any and all claims against the Company and its affiliates.

3.              Termination of Service Relationship. If the Grantee’s Service Relationship terminates for any reason (including death or disability) prior to the satisfaction of the vesting conditions set forth in Paragraph 2 above, any Restricted Stock Units that have not vested as of such date shall automatically and without notice terminate and be forfeited, and neither the Grantee nor any of his or her successors, heirs, assigns or personal representatives will thereafter have any further rights or interests in such unvested Restricted Stock Units.

4.              Issuance of Shares of Stock. As soon as practicable following the Vesting Date (or, if earlier, as soon as practicable following vesting upon the cession of the Grantee’s employment as described in Paragraphs 2(a) and Paragraph 2(b) above) (but in no event later than two and one-half months after the end of the year in which such vesting occurs), the Company shall issue to the Grantee the number of shares of Stock equal to the aggregate number of Restricted Stock Units that have vested pursuant to Paragraph 2 of this Agreement on such date and the Grantee shall thereafter have all the rights of a stockholder of the Company with respect to such shares.

5.              Adjustment of Performance Goals.  In the event there is a significant acquisition or disposition of any assets, business division, or other extraordinary event that is reasonably expected to have an effect on the Performance Goals (as defined on Exhibit A), the Administrator shall equitably adjust the Performance Goal(s) for the year(s) to which the performance condition applies to take into account the impact of such acquisition, disposition or other extraordinary event on a pro forma basis.

6.              Incorporation of Plan. Notwithstanding anything herein to the contrary, this Agreement shall be subject to and governed by all the terms and conditions of the Plan, including the powers of the Administrator set forth in Section 2(b) of the Plan. Capitalized terms in this Agreement (including Exhibit A) shall have the meaning specified in the Plan, unless a different meaning is specified herein.

7.              Tax Withholding. To the extent applicable, the Grantee shall, not later than the date as of which the receipt of this Award becomes a taxable event for Federal income tax purposes, pay to the Company or make arrangements satisfactory to the Administrator for payment of any Federal, state and local taxes required by law to be withheld on account of such taxable event. The Company shall have the authority to cause the required tax withholding obligation to be satisfied, in whole or in part, by (i) withholding from shares of Stock to be issued to the Grantee a number of shares of Stock with an aggregate Fair Market Value that would satisfy the withholding amount due or (ii) an arrangement whereby a certain number of shares subject to the Award are immediately sold and proceeds from such sale are remitted to the Company or any applicable Affiliate in an amount that would satisfy the withholding amount due.

8.              Section 409A of the Code. This Agreement shall be interpreted in such a manner that all provisions relating to the settlement of the Award are exempt from the requirements of Section 409A as “short-term deferrals” as described in Section 409A or compliant with Section 409A. No amount shall be payable pursuant to a termination of Grantee’s employment unless such termination constitutes a separation from service under Section 409A. To the extent any amounts or share issuances payable upon the Grantee’s separation from service are nonqualified deferred compensation under Section 409A, and if the Grantee is at such time a specified employee under Section 409A, then to the extent required under Section 409A payment of such amounts shall be postponed until six (6) months following the date of the Grantee’s separation from service (or the Grantee’s death, if earlier), upon which date all such postponed share issuances shall be paid to the Grantee in full, and any remaining issuances due shall be paid as otherwise provided herein

9.              No Obligation to Continue Service Relationship. Neither the Company nor any Subsidiary is obligated by or as a result of the Plan or this Agreement to continue the Grantee in a Service Relationship and neither the Plan nor this Agreement shall interfere in any way with the right of the Company or any Subsidiary to terminate the Service Relationship of the Grantee at any time.

10.            Integration. This Agreement constitutes the entire agreement between the parties with respect to this Award and supersedes all prior agreements and discussions between the parties concerning such subject matter.

11.            Data Privacy Consent. In order to administer the Plan and this Agreement and to implement or structure future equity grants, the Company, its subsidiaries and affiliates and certain agents thereof (together, the “Relevant Companies”) may process any and all personal or professional data, including but not limited to, Social Security or other identification number, home address and telephone number, date of birth and other information that is necessary or desirable for the administration of the Plan and/or this Agreement (the “Relevant Information”). By entering into this Agreement, the Grantee (i) authorizes the Company to collect, process, register and transfer to the Relevant Companies all Relevant Information; (ii) waives any privacy rights the Grantee may have with respect to the Relevant Information; (iii) authorizes the Relevant Companies to store and transmit such information in electronic form; and (iv) authorizes the transfer of the Relevant Information to any jurisdiction in which the Relevant Companies consider appropriate. The Grantee shall have access to, and the right to change, the Relevant Information. Relevant Information will only be used in accordance with applicable law.

12.            Clawback Acknowledgement. The Grantee understands that if the Grantee is or becomes subject to the Collegium Pharmaceutical, Inc. Compensation Recovery Policy (the “Clawback Policy”), the Company and/or the Board shall be entitled to recover all Erroneously Awarded Compensation (as defined in the Clawback Policy) from the Grantee pursuant to such means as the Company and/or the Board may elect. The Grantee agrees that the Grantee shall take all required action to enable such recovery. The Grantee understands that such recovery may be sought and occur after the Grantee’s Service Relationship terminates. The Grantee further agrees that the Grantee is not entitled to indemnification for any Erroneously Awarded Compensation or for any claim or losses arising out of or in any way related to Erroneously Awarded Compensation recovered pursuant to the Clawback Policy and, to the extent any agreement or organizational document purports to provide otherwise, the Grantee hereby irrevocably agrees to forego such indemnification. The Grantee acknowledges and agrees that the Grantee has received and has had an opportunity to review the Clawback Policy. Any action by the Company to recover Erroneously Awarded Compensation under the Clawback Policy from the Grantee shall not be deemed (i) an event giving rise to a right to resign for “good reason”, if applicable, or serve as a basis for a claim of constructive termination under any benefits or compensation arrangement applicable to the Grantee or (ii) to constitute a breach of a contract or other arrangement to which the Grantee is a party. Further, to the extent that any Grantee receives any amount in excess of the amount that the Grantee should otherwise have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the Administrator may require the Grantee to repay any such excess amount to the Company. This Section 12 is a material term of this Award

13.            Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Grantee at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

COLLEGIUM PHARMACEUTICAL, INC.

By:
Title:

The foregoing Agreement is hereby accepted and the terms and conditions thereof hereby agreed to by the undersigned. Electronic acceptance of this Agreement pursuant to the Company’s instructions to the Grantee (including through an online acceptance process) is acceptable.

Dated:
Grantee’s Signature

Grantee’s name and address:

Exhibit A

Definitions

1.	“Cause” means (i) the Grantee’s refusal to comply with any lawful directive or policy of the Board which refusal is not cured by the Grantee within ten (10) days of such written notice from the Company; (ii) the Company’s determination that, in the reasonable judgment of the Board, the Grantee has committed any act of dishonesty, embezzlement, unauthorized use or disclosure of confidential information or other intellectual property or trade secrets, common law fraud or other fraud against the Company or any Subsidiary or Affiliate; (iii) a material breach by the Grantee of any written agreement with or any fiduciary duty owed to any Company or any Subsidiary of Affiliate; (iv) the Grantee’s conviction (or the entry of a plea of a nolo contendere or equivalent plea) in a court of competent jurisdiction of a felony or any misdemeanor involving material dishonesty or moral turpitude; or (v) the Grantee’s habitual or repeated misuse of, or habitual or repeated performance of the Grantee’s duties under the influence of, alcohol, illegally obtained prescription controlled substances or non-prescription controlled substances. Notwithstanding the foregoing, if the Grantee and the Company (or any of its Affiliates) have entered into an employment agreement, consulting agreement or other similar agreement that specifically defines “cause,” then “Cause” shall have the meaning defined in such other agreement.

2.	“Good Reason” means any of the following, without the Grantee’s prior consent: (a) a reduction in his base salary by 10% or more; or (b) the relocation of the Grantee’s primary place of employment to a location that is (i) more than 50 miles from the location of the Grantee’s permanent primary place of employment prior to such relocation and (ii) more than 50 miles from the location of the Grantee’s residence. However, none of the foregoing events or conditions will constitute Good Reason unless the Grantee provides the Company with written objection to the event or condition within 30 days following the occurrence thereof, the Company does not reverse or otherwise cure the event or condition within 30 days of receiving that written objection, and the Grantee resigns Grantee’s employment within 30 days following the expiration of that cure period. Notwithstanding the foregoing, if a Grantee and the Company (or any of its affiliates) have entered into an employment agreement, consulting agreement or other similar agreement that specifically defines “good reason,” then with respect to such Grantee, “Good Reason” shall have the meaning defined in such other agreement.

3.	Cumulative Performance Period” means the [___]-year period beginning on [date] and ending on [date].

4.	“Fiscal Year Performance Period” means each of the Company’s [20__], [20__]and [20__] fiscal years.

5.	“Payout Level” means the number of shares of Stock represented by the Restricted Stock Units that are vested and deliverable to the Grantee based on the extent to which the Performance Goals have been achieved, as determined and certified by the Administrator following the Vesting Date; provided, however, that.

a.      for purposes of Paragraph 2(a) of the Agreement, the Payout Level shall be determined as follows: (i)(A) the three-year Cumulative Performance Period shall be deemed to end on the last day of the calendar quarter ending prior to the date the Grantee’s employment terminated; and (B) the extent to which the Performance Goal was achieved for the Cumulative Performance shall be certified by the Administrator based on actual performance through the most recently completed calendar quarter prior to the date the Grantee’s employment terminated; and (ii) for any completed Fiscal Year Performance Period prior to the date the Grantee’s employment terminated, the extent to which the Performance Goal was achieved shall be determined and certified by the Administrator based on actual performance for the applicable Fiscal Year(s); and

b.      for purposes of Paragraph 2(b) of the Agreement, in the event a Sale Event occurs prior to the Final Vesting Date and a qualifying termination of employment occurs under Paragraph 2(b) of the Agreement, the Payout Level shall be determined as follows: (i) for any completed Fiscal Year Performance Period for which the Administrator has not yet determined vesting prior to the qualifying termination of employment under Paragraph 2(b) of the Agreement, the extent to which the Performance Goal was achieved shall be determined and certified by the Administrator based on actual performance for the applicable Fiscal Year(s); and (ii) with respect to any uncompleted Fiscal Year Performance Period and the Cumulative Performance Period, the Payout Level shall be 100% of the outstanding shares deliverable in respect of the uncompleted Fiscal Year Performance Period(s) and the Cumulative Performance Period as if the Performance Goals were achieved at the maximum level.

6.	Performance Goals

Weighting

[__]% of the Restricted Stock Units are eligible to vest in respect of the Fiscal Year Performance Period ending [date]

[__]% of the Restricted Stock Units are eligible to vest in respect of the Cumulative Performance Period ending [date]

Performance Goals – [year] Performance Period	For the Fiscal Year Performance Period ending [date], the Restricted Stock Units shall vest as follows:
Cumulative Performance Period	For the Cumulative Performance Period ending [date], the Restricted Stock Units shall vest as follows:

The vesting percentage determination for annual and cumulative achievement shall be mathematically interpolated for achievement between the applicable Performance Goal, in each case rounded to next lower full share.

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